ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	WWW.ANTHONYPLLC.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL:

Jack A. Fattal, esq.***

Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

JONATHAN MALLIN********

STUART REED, ESQ

Harris Tulchin, Esq. *********

DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in FL and NY

**licensed in NY and NJ

*** licensed in NY

****licensed in Missouri

*****licensed in CA, DC, MO and NY

******licensed in CA, FL and NY

*******licensed in NY and NJ

********licensed in NY and MI

*********licensed in CA and HI (inactive in HI)

November 16, 2022

VIA ELECTRONIC EDGAR FILING

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SYLA Technologies Co., Ltd. – CIK No. 0001946216 Draft Registration Statement on Form F-1 (DRS), submitted September 26, 2022 Registration Statement on Form F-1, filed November 16, 2022

Dear Sir or Madam:

This letter responds to the correspondence from the Staff of the Securities and Exchange Commission (the “SEC”) dated October 20, 2022 providing comments on the above-referenced Draft Registration Statement on Form F-1 (DRS), submitted September 26, 2022 (the “Prior Filing”) by SYLA Technologies Co., Ltd. (the “Company”).

The Company today filed via EDGAR its non-confidential Registration Statement on Form F-1 (the “New Filing”). We will separately provide you with a courtesy copy of the New Filing that is redlined against the Prior Filing. The remainder of this letter responds to the Staff’s comments on the Prior Filing, which are set forth below along with our responses on behalf of the Company. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Draft Registration Statement on Form F-1 submitted September 26, 2022

Cover Page

1.	Comment: We note that you have checked the Rule 415 box on the outside cover page, yet disclosures elsewhere indicate that this is a firm commitment, underwritten offering. Please advise or revise accordingly.

Response: We acknowledge the Staff’s comment, and although this is a firm commitment underwritten offering, representative’s warrants are also being issued to Boustead Securities, LLC and registered in this offering, as well as shares represented by American Depositary Shares underlying these representative’s warrants being registered in this offering, therefore we checked the Rule 415 box because there is delayed offering with regard to the shares represented by American Depositary Shares underlying the representative’s warrants.

Prospectus Summary, page 1

2.	Comment: We note that your prospectus summary and business sections include several inactive URLs. Note that you are responsible for information on the sites that are accessible through the resulting hyperlinks and you will be subject to the civil liability and antifraud provisions of the federal securities laws with reference to the information contained in the linked material. Please see Rule 105(c) of Regulation S-T. Additionally, please revise each cite to clarify what data or other information, if any, you believe is important for investors or revise to remove the URLs. Note that required material information should be included in the registration statement.

Response: We acknowledge the Staff’s comment, and all URLs included in the filing have been updated to be active.

3.	Comment: We note your disclosure on page 3 that “[you] aim to redirect a portion of the approximately ¥1,100trillion (approximately US$9.5 trillion) in cash and deposits languishing in Japan to asset management.” Please clarify your disclosure to specifically address how you plan to accomplish this aim.

Response: We have revised the disclosure on page 3, and throughout the filing as applicable to specifically address how the Company plans to accomplish this aim.

4.	Comment: Please clarify whether the target areas for the “SYFORME” brand, which you indicate will be located in close proximity to train stations, are the same as or differ from the target areas identified on page 4 of your prospectus, namely Tokyo, Yokohama and Kawasaki.

Response: We have revised the disclosure to clarify that the target areas for the “SYFORME” brand are locations that are in close proximity, meaning within 10 minutes walking distance of train stations, in the target areas of Tokyo, Yokohama and Kawasaki.

5.	Comment: We note your disclosure on page 7 that “[you] expect online transactions to account for 90% of [y]our sales in the next fiscal year” and on page 3 that “[you] believe that the online transaction ratio will eventually approach 66%, similar to the online transaction ratio of banks.” Please provide your basis of support for these statements, including a timeframe for the term “eventually,” and consider including comparative figures with respect to current transactions. We note, in particular, the statement in the graphic included on page 84 of your prospectus that the percentage of online real estate transactions is expected to improve to 30% in ten years.

Response: We have revised the disclosure to remove these statements/statistics from the filing, with the exception of the factual statistics referencing the 66% and 50% transactions conducted online by banks and brokerage companies, respectively, which we have provided support for in the filing. Additionally, we have replaced the graphic on page 84 with an updated graphic.

Selected Consolidated Financial Information and Operating Data

Reconciliation of non-GAAP measures, page 18

6.	Comment: We note your non-GAAP measure includes an adjustment for “Other expenses.” Please provide us with further description and quantification of the items included in this adjustment line. Additionally, please address your consideration of Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Question 100.01.

Response: We have revised the disclosure to provide a further description and quantification of the items included in the adjustment line for other expenses and to address the consideration of Non-GAAP Financial Measures Compliance and Disclosure Interpretations Question 100.01.

Risk Factors, page 21

7.	Comment: We note your risk factor disclosure on page 30 that 24.12% of your revenues in 2021 were generated from a single customer and that 16.16% of your total supplies in 2020 were furnished by a single supplier. Please revise your disclosure in the prospectus to provide more details regarding your relationship with this customer and supplier, including which types of services and supplies are provided, the billing method for your agreements, and whether such agreements involve long term contracts or arrangements. Regarding your supplier, please disclose the risks of this reliance and any disruptions you have experienced due to such reliance. Also, please advise us whether you have any material agreements with either entity upon which you are substantially dependent. Refer to Item 601(b)(10) of Regulation S-K.

Response: We have revised the disclosure in the prospectus to provide more details regarding our relationship with this customer and supplier, including which types of services and supplies that were provided, the billing method for our agreements, and whether such agreements involve long term contracts or arrangements. Regarding this supplier, we revised the disclosure to disclose the risks of this reliance and any disruptions we have experienced due to such reliance. In addition, we have revised the disclosure to advise whether we have any material agreements with either entity.

To a certain extent, we rely on subcontractors, which can expose us to various liability risks., page 28

8.	Comment: You state on page 28 that you rely on subcontractors “to a certain extent.” Please revise to discuss your reliance on subcontractors in quantified terms. Given this reliance, it appears you should include a discussion of your dependence on subcontractors in the Business description.

Response: In response to the Staff’s comment, we have revised the disclosure to discuss our reliance on subcontractors in quantified terms. We also added a discussion of our dependence on subcontractors in the Description of Business section on page 99.

Reliance on vendors for products and components for our production of our crypto mining machines, many of which are single-source..., page 51

9.	Comment: We note your disclosure that certain raw materials related to the manufacture of your products are only available from single-source and limited-source suppliers. Please expand your disclosure here to discuss, if applicable, whether prices and/or availability of raw materials are currently volatile and to name any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Response: We acknowledge the Staff’s comment, and after further discussions with the Company, the Company has advised that there are no raw materials related to the manufacture of the Company’s computers that are only available from single-source and limited-source suppliers. There are numerous primary and alternative sources for these raw materials and accordingly this risk factor has been removed from the New Filing. With regard to volatility for the raw materials used for our computer products, our margin for this is above 50%, and the fluctuation in the prices of raw materials for such computer products is up to 10%, which when considered in relation to our margin does not cause a volatility issue. Additionally, we do not have any principal suppliers of such raw materials and we have many primary and alternative sources for such materials.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

10.	Comment: Revise to discuss any known trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. We note your discussion about the impact of COVID-19 on your business, however, please expand your MD&A to discuss, as applicable, the impact of economic conditions, including inflation, supply chain disruptions, and labor shortages. Refer to Item 5.D. of Form 20-F.

Response: In response to the Staff’s comment, we have revised the New Filing to discuss any known trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. We have also expanded our discussion in the MD&A to discuss the impact of economic conditions, including inflation, supply chain disruptions, and labor shortages, as applicable.

11.	Comment: We note that your discussion of comparative results of operations does not fully address material changes in financial statement line items for the comparative periods. Please include a quantitative and qualitative description of the reasons and factors underlying material changes, including where material changes within a line item offset one another. In addition, you should remove vague terms such as primarily and mainly in favor of specific quantifications.

Response: We have revised the disclosure to include a quantitative and qualitative description of the reasons and factors underlying material changes, including where material changes within a line item offset one another and to remove vague terms such as primarily and mainly in favor of specific quantifications.

Description of Business, page 81

12.	Comment: We note your risk factor disclosure regarding patents and licenses you have filed with the Japanese patent office. Please describe the extent to which you are dependent on patents or licenses, industrial, commercial or financial contracts (including contracts with customers or suppliers), where such factors are material to your business or profitability. Refer to Item 4.B.6. of Form 20-F.

Response: We acknowledge the Staff’s comment, and after further discussions with the Company, the Company has advised that there are no patents or patents pending and no licenses filed with the Japanese patent office and we have accordingly revised the disclosure in the New Filing to remove the risk factor disclosure regarding patents and licenses filed with the Japanese patent office. We have also revised the disclosure in the New Filing to add a risk factor regarding our reliance on construction loans to construct our projects and our reliance on banks to make loans to our customers so our customers may purchase condominiums from us.

We are not dependent on any patents or licenses, industrial, commercial or financial contracts (including contracts with customers or suppliers), where such factors are material to our business or profitability.

13.	Comment: We note your risk factor disclosure on page 50 that your business experiences seasonality in customers booking projects at the end of the calendar year. Please include a description of this seasonality. Refer to Item 4.B.3. of Form 20-F.

Response: We acknowledge the Staff’s comment, and after further discussions with the Company, the Company has advised that it does not experience seasonality and accordingly we have revised the New Filing to remove this risk factor disclosure.

14.	Comment: With respect to the graphic on page 84, please clarify what is meant by transactions involving “securities” and consider providing a more recent figure for comparison than 2018, if available. Clarify which dates relate to which statistics and explain how the percentage of online real estates transactions was less than zero.

Response: We have revised the disclosure to replace the graphic on page 84 with an updated graphic, which graphic replaced the term “securities” with the term “brokerage,” which we mistakenly used in our prior graphic on this page.

15.	Comment: We note that the sales and marketing graphic provided on page 95 and the customers graphic on page 97 of your prospectus contain references to the asset management platforms in Japanese. Please revise to add the English translation next to each use.

Response: We have replaced these graphics in the New Filing with English translation versions of such graphics with the exception of our Logo which appears at the upper right-hand side of the graphics.

16.	Comment: Please provide additional details regarding your alliance with Rakuten Group, Inc. Clarify to what extent your 186,000 members as of September 2022 are derived from the marketing program associated with Rakuten Group, Inc. Please describe the nature of the program, including how it achieves traffic between Rakuten Group and Rimawari-kun, how Rakuten points are converted into Rimawari-kun coins, and what constitutes a Rimawari-kun coin.

Response: The Company and Rakuten Group have established a business alliance whereby the Company can utilize banner advertisements and targeted mail magazines of Rakuten Group to attract Rakuten members to become Rimawari-kun members while the Company increases the amount of Rakuten points in circulation for Rakuten Group. Rakuten members can earn Rakuten points by purchasing products and services advertised on the Rakuten marketplace. Rakuten points are purchased from Rakuten Group by the advertisers and awarded to the Rakuten members that purchase the products and services from the advertisers. In other words, the Company purchases Rakuten points from Rakuten and awards Rakuten members that purchase products and services on the Rimawari-kun platform (as Rimawari-kun members) with Rakuten points. We believe that we can expect further growth in the Rimawari-kun membership from Rakuten members by attracting them with Rakuten point awards while increasing the amount of Rakuten points in circulation for Rakuten Group. In the future, we envision that Rakuten points can be exchanged for Rimawari-kun coins. We anticipate that the rate of exchange will be one Rakuten point for one Rimawari-kun coin, with the value of one (1) yen. Rimawari-kun coins can be used to purchase products or services on the Rimawari-kun platform.

In response to the Staff’s comment, we have revised the disclosure in the New Filing to provide additional details of the Company’s alliance with Rakuten Group, Inc., to clarify that 14,000 of the 186,000 members as of September 2022 were derived from the marketing program associated with Rakuten Group, Inc. and to also describe the nature of the program, including how it achieves traffic between Rakuten Group and Rimawari-kun, as well as a description of the Rakuten points. We have revised the disclosure to remove all discussion of the Rimawari-kun coins at this time, as this program has not yet launched, and is not expected to launch until mid to early next year and as the Company does not know if this program can launch at all, it does not wish to include disclosure of the coins in the New Filing at this time.

17.	Comment: We note your references to “registered members.” Please disclose whether there are any fees associated with being a registered member. Clarify whether end users must be registered in order to access your products and services. In addition, disclose the dates and sources for the statistics you cite on page 85 with regard to Fundrise and RealtyMogul.

Response: We have revised the disclosure in the New Filing to clarify that there are no fees associated with being a registered member of Rimawari-kun or Rakuten and that users must be registered in order to use our products and services. The disclosure was also revised to add the dates and sources for the statistics cited with regard to Fundrise and RealtyMogul.

18.	Comment: For each of the Key Performance Indicators (KPIs) that you have set to achieve within approximately the next two months, or by December 2022, please clarify whether you currently expect to achieve those KPIs. To the extent your achievement of the KPIs depends on one or more key factors, or you have identified challenges to achieving the KPIs, please include a discussion of those factors and/or challenges.

Response: We have revised the disclosure in the New Filing to only include the Key Performance Indicators (KPIs) that we intended to meet by December 2022 that have already been met.

19.	Please provide additional disclosure clarifying the distinctions between the asset management platform systems “Rimawari-kun” and “Rimawari-kun Pro.” In addition, expand your discussion of the Rimawari-kun Pro platform. For instance, please explain how the platforms differ with respect to factors such as membership, properties available on the platform, and other key functions. Consider including a side-by-side table or graphic comparing the offerings of each. Are any customers of one platform also customers of the other? How does the “Pro” platform enable access to “merchandise that would normally be difficult to distribute in the market” and describe the “merchandise” and the difficulty with distribution. How are the two platforms linked as described at the top of page 88?

Response: We have revised the disclosure in the New Filing to clarify the distinctions between the Rimawari-kun and Rimawari-kun Pro platforms and to expand the discussion of the Rimawari-kun Pro platform. We have also revised the disclosure to include a side-by-side table comparing each the Rimawari-kun and Rimawari-kun Pro platforms.

The two platforms provide different services. As opposed to the Rimawari-kun platform which is a real estate crowdfunding platform, Rimawari-kun Pro brings sellers and purchasers of items together where they can transact sales and purchases with each other online on the Rimawari-kun Pro platform. Each of the two platforms operate on a separate operating system and have separate memberships. Therefore, we have deleted the disclosure that provided that the platforms were linked. However, we noted in the disclosure that both platforms can be used in the real estate development business. For example, the Rimawari-kun platform enables us to raise funds other than bank loans in the real estate development business flow, and to sell developed real estate on the Rimawari-kun Pro platform. In other words, the two platforms have a synergistic effect in the real estate development business.

Rimawari-kun Pro platform enables access to merchandise (such as commercial buildings, apartment buildings, apartments, sites for development, accommodations, power plants, and solar plants) that would normally be difficult to distribute in the market by the fact that they are high ticket items with a limited number of buyers and sellers being brought together by the platform.

Description of Business

Description of our Businesses, page 85

20.	Comment: We note your disclosure of various KPIs on pages 85 to 87. Please tell us your basis for including the various projections and the assumptions used. Tell us how you considered which projections to include for your various businesses. We refer you to the guidance in Section 229.10(b)(1) and (2) of Regulation S-K.

Response: We have revised the disclosure in the New Filing to only include the Key Performance Indicators (KPIs) that have already been met.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Reorganization, page F-7

21.	Comment: We note your disclosure stating that the financial statements have been prepared using a “carve-out basis” to present the historical financial position and results of operations for your company. Please explain to us how you determined it is appropriate to exclude the four divested companies from your consolidated financial statements. Also, provide us with the accounting guidance you relied on for this presentation.

Response: In response to the Staff’s comment, SYLA Technologies Co., Ltd. and its subsidiaries (collectively, the “Company” for purposes of this response) has considered the guidance from SAB Topic 5:Z.7, which states: “However, in limited circumstances involving the initial registration of a company under Exchange Act or Securities Act, the staff has not objected to financial statements that retroactively reflect the reorganization of the business as a change in the reporting entity if the spin-off transaction occurs prior to effectiveness of the registration statement. This presentation may be acceptable in an initial registration if the Company and the subsidiary are in dissimilar businesses, have been managed and financed historically as if they were autonomous, have no more than incidental common facilities and costs, will be operated and financed autonomously after the spin-off, and will not have material financial commitments, guarantees, or contingent liabilities to each other after the spin-off. This exception to the prohibition against retroactive omission of the subsidiary is intended for companies that have not distributed widely financial statements that include the spun-off subsidiary.”

The Company has applied its circumstances to this guidance as follows:

i)	The divesture of the four entities occurred prior to the submission of the draft registration Statement on Form F-1 to the SEC and therefore has occurred prior to the effectiveness of the registration statement.
ii)	The businesses and operating results of the four entities for the years ended December 31, 2021 and 2020 were immaterial to the Company’s consolidated financial statements.
iii)	The four entities and the Company are operated independently of each other, with different management teams, each entity has separate facilities from which they conduct operations.
iv)	The Company and the four entities were managed and financed completely separately and as if they were autonomous before and after the divesture. The Company’s financing arrangements did not consider the operations or assets of the four entities and vice versa. The lenders to the Company did not have a collateral interest in the assets of the four entities and the Company did not pledge any of its assets for the benefit of the four entities.

v)	The Company and the four entities acted and operated complete autonomously before and after the divesture. There were no financial commitments, guarantees, or contingent liabilities between the Company and the four entities.
vi)	The Company has never distributed any financial statements that have included the results of operations of the four entities.

Based on the Company’s review and assessment of SAB Topic 5:Z.7, the Company believes it is appropriate to exclude the results of the four entities’ business from its consolidated financial statements that have been included in its initial draft registration statement filed on Form F-1.

General

22.	Comment: Please define acronyms and other terms when first used. For example, the acronym “GPU” is used on pages 2 and 5, but is defined on page 12 of your prospectus. In addition, we note your use of various customer brackets in the summary and throughout the prospectus, including “upper-mass bracket,” “mass bracket,” and “semi-affluent bracket,” some of which are defined on page 95.

Response: We have revised the disclosure in the New Filing to define acronyms and other terms when first used. With respect to the customer brackets used throughout the prospectus, we now define the brackets under the subsection entitled “Customers” under the “Prospectus Summary” and “Description of Business” sections of the New Filing.

23	Comment: We note your references to the metaverse on pages 70 and 104 and your plans to launch Rimawari-kun Town in November 2022. Please tell us and provide expanded disclosure about how your business will be conducted in the metaverse, what Rimawari-kun Town is and how it operates, and how Rimawari-kun coins will be generated and used. From your disclosure, it appears that customers can use Rimawari-kun coins to invest in projects within the Rimawari-kun platform. Clarify whether your plans to use augmented reality/virtual reality with respect to Rimawari-kun Town relate in any way to the use of virtual properties. We may have further comments.

Response: We have revised the disclosure in the New Filing to provide expanded disclosure about the Company’s planned business to be conducted in the metaverse as well as an explanation of what Rimawari-kun Town is and how it operates. Our plans to use augmented reality/virtual reality with respect to Rimawari-kun Town do not relate in any way to the use of virtual properties

In the future, we envision that Rakuten points can be exchanged for Rimawari-kun coins. We anticipate that the rate of exchange will be one Rakuten point for one Rimawari-kun coin, with the value of one (1) yen. Rimawari-kun coins can be used to purchase products or services on the Rimawari-kun platform. Notwithstanding, as noted in our response to Comment No. 16, we have revised the disclosure to remove all discussion of the Rimawari-kun coins at this time, as this program has not yet launched, and is not expected to launch until mid to early next year and as the Company does not know if this program can launch at all, it does not wish to include disclosure of the coins in the New Filing at this time.

If the Staff has any further comments regarding the registration statement on Form F-1, or any subsequent amendments to the Company’s registration statement on Form F-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Babette Cooper /U.S. Securities and Exchange Commission
Isaac Esquivel /U.S. Securities and Exchange Commission
Isabel Rivera /U.S. Securities and Exchange Commission
Maryse Mills-Apenteng /U.S. Securities and Exchange Commission
Hiroyuki Sugimoto /SYLA Technologies Co., Ltd
Craig D. Linder, Esq./Anthony L.G., PLLC

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